FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Press Release of the registrant dated October 16, 2008.

Item 1

Cosan Limited Announces Revised Terms
of Private Placement with Gávea Investimentos
and Mr. Rubens de Ometto Silveira Mello,
Including Increasing Total Raised to US$200
million

São Paulo, October 16, 2008 – Cosan Limited, a Bermuda exempted company, announced that it has agreed to revised terms for the purchase of its class A common shares by certain investment funds managed by affiliates of Gávea Investimentos Ltda. (the “Gávea Funds’’) and Mr. Rubens Ometto Silveira Mello, the controlling shareholder of Cosan Limited. Under the revised terms, the Gávea Funds agree to collectively invest up to US$150 million and Mr. Rubens Ometto Silveira Mello, directly or through an entity under his control, agrees to invest a total of US$50 million, each at US$4.50 per share. With these two subscriptions, Cosan Limited will raise US$200 million, to be used to strengthen the capital structure of the Cosan Group to support its growth, including possible future acquisitions and other general corporate purposes.

The Gávea Funds will acquire up to 33,333,333 new class A common shares, including in the form of Brazilian Depositary Shares (“BDRs”, each representing one class A common share), and Mr. Rubens Ometto Silveira Mello will acquire a total 11,111,111 new class A common shares. With respect to the BDRs, payment will be made in reais based on a real to U.S. dollar rate to be determined at closing.

Cosan Limited will extend the current subscription period for eligible shareholders of record as of October 2, 2008, to subscribe at the new price until 7 p.m. (New York City time) on October 24, 2008. Any subscription made under the prior terms is automatically cancelled. Holders of (1) class A common shares who are either (i) not “U.S. persons” (as such term is defined in Regulation S under the Securities Act) or (ii) “qualified institutional buyers” (as such term is defined in Rule 144A under the Securities Act) and (2) BDRs will, pursuant to exemptions from registration under applicable United States securities laws, be eligible to subscribe for the number of new class A common shares or BDRs, as the case may be, equivalent to their respective percentage ownership in Cosan Limited as of the record date of October 2, 2008.

An amended subscription form is available. Subscriptions for Cosan Limited's new class A common shares or BDRs pursuant to the subscription offer will be binding and irrevocable. The rights to subscribe for class A common shares and BDRs are not transferable and not tradable on any securities exchange.

The number of new class A common shares and BDRs to be purchased by the Gávea Funds may be reduced in the event that certain existing minorities shareholders of Cosan Limited participate in the preemptive subscription offer, but the Gávea Funds’ total investment in Cosan Limited will not be less than US$60 million.

Each one class A common share of record as of October 2, 2008 will have the right to subscribe for up to 0.241231 new class A common shares.

About Cosan Limited
Cosan Limited is a leading global ethanol and sugar company with low-cost, large-scale and integrated operations in Brazil with production based on sugarcane. Cosan Limited is the largest grower and processor of sugarcane in the world; the largest ethanol producer in Brazil and the second largest in the world; and the largest sugar producer in Brazil and one of the three largest sugar producers in the world. The company operates 18 mills, two refineries, two port facilities and numerous warehouses. Cosan Limited is also engaged in energy cogeneration using sugarcane bagasse as fuel.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities offered will not be registered in any other jurisdiction.

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for nor shall there be any sale of or subscription for these securities in any state or jurisdiction in which such offer, solicitation, sale or subscription would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 17, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer